Trinseo PLC 400 E. Swedesford Rd. Suite 301 Wayne, PA 19087

June 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeanne Baker
Nudrat Salik

RE:	Trinseo PLC
Comment Letter Dated May 29, 2024
Form 10-K for the Year Ended December 31, 2023
File No. 001-36473

To the Staff of the Division of Corporate Finance:

Below please find the responses (the “Responses”) of Trinseo PLC (“Trinseo” or together with its subsidiaries, the “Company”) to the comment (the “Comment”) set forth in the letter dated May 29, 2024 from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Trinseo.

For the convenience of the Staff, we have restated the Comment in bold in this letter, and the corresponding responses of the Company are shown below such Comment. References to page numbers are to the page numbers in the corresponding filings.

Form 10-K for the Year Ended December 31, 2023

Financial Statements, page F-1

1.

Tell us why you have not included the financial statements for Americas Styrenics LLC in this Form 10-K. Please note that, if under Rule 3-09 and Rule 1-02(w) of Regulation S-X your investment in Americas Styrenics LLC was considered significant in any period presented, then you are required to include the financial statements for Americas Styrenics LLC for the same dates, and for the same periods, as your audited consolidated financial statements.

Response:

The Company acknowledges the Staff’s Comment and respectfully submits that for all periods presented in the Company’s financial statements for the year ended December 31, 2023, Americas Styrenics LLC does not meet the definition of “significant subsidiary” under the investment test or income test according to Rule 1-02(w) of Regulation S-X required under Rule 3-09 of Regulation S-X.

On an annual basis, the Company performs the significant subsidiary tests required by Rule 3-09 of Regulation S-X for its 50 percent or less owned subsidiary accounted for under the equity method to determine whether separate financial statements of the subsidiary will need to be filed. For the income test, according to Rule 1-02(w)(1)(iii)(A) of Regulation S-X, the test is only met when both (1) earnings before taxes attributable to the Company and (2) proportionate share of the total revenue of Americas Styrenics LLC exceed 20% of such amounts in the Company’s consolidated financial statements for any period presented. In performing the test, the Company noted that both criteria were not met for each of the years presented in our Form 10-K for the year ended December 31, 2023.

Therefore, inclusion of the financial statements of Americas Styrenics LLC is not required pursuant to Rule 3-09 of Regulation S-X and, the Company provided summarized financial information in the footnotes to our Form 10-K (Footnote 13 – Investments in Unconsolidated Affiliates, pages F-30 and F-31).

However, since Americas Styrenics LLC met the definition of “significant subsidiary” during the year ended December 31, 2020, Americas Styrenics LLC financial statements were appropriately included in our Forms 10-K for the years ended December 31, 2020, December 31, 2021 and December 31, 2022.

The Company will continue to perform the significant subsidiary tests required by Rule 3-09 of Regulation S-X for each annual period going forward and will file audited financial statements if required.

Additionally, in connection with our response to the Comment, we acknowledge that management is responsible for the accuracy and adequacy of the disclosure in our filings, notwithstanding any review, comments, action or absence of action by the Staff.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please contact the undersigned at (610) 240-3200. Thank you for your assistance.

Very truly yours,

/s/ David Stasse
David Stasse
Executive Vice President and Chief Financial Officer
400 E. Swedesford Rd.
Suite 301
Wayne, PA 19087

cc:Frank Bozich, Chief Executive Officer and President

Angelo N. Chaclas, Chief Legal Officer, Senior Vice President and Corporate Secretary